UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOSOLAR, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share	09070K200
(Title of class of securities)	(CUSIP number)

David Lee 279 Lost Canyon Road, Suite 202 Santa Clarita, California 91387 (661)251-0001
(Name, address and telephone number of person authorized to receive notices and communications)

February 18, 2021
(Date of event which requires filing of this statement) (Note: This Amendment No. 3 is not required at this time; it is filed voluntarily.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

CUSIP No.	09070K200	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
David Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
233,435,956(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
233,435,956(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
233,435,956 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.81%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes (i) 4,769,290 shares of common stock and (ii) 228,666,666 shares of common stock underlying options which have vested or will vest within sixty (60) days of this Schedule 13D.

(2)	Represents the percentage ownership based on 529,062,717 shares of common stock of the Issuer outstanding as of February 18, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of BioSolar, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 6 Lost Canyon Road, Suite 202, Santa Clarita, California 9138.

Item 2.	Identity and Background.

(a)	David Lee, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o BioSolar, Inc., 6 Lost Canyon Road, Suite 202, Santa Clarita, California 9138.

(c)	Reporting Person is the Chief Executive Officer, Acting Chief Financial Officer and Director of the Issuer.

(d)	Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of United States

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Person beneficially owned 233,435,956 shares of Common Stock, of which (i) 1,650,001 shares were acquired the by the Reporting Person form April 2006 through October 2006 during the Issuer’s incorporation at a weighted average purchase price of $0.0075 per share, (ii) 3,119,289 shares were issued to the Reporting Person from March 2014 to June 2016 pursuant to the conversion of convertible notes issued to the Reporting Person by the Issuer for unpaid salary, and (iii) 228,666,666 shares underlying stock options (“Options”) which have vested or will vest within sixty (60) days of this Schedule 13D which were granted to the Reporting Person by the Issuer. Any funds used to purchase securities from the Issuer were personal funds. In addition, the Reporting Person may acquire a total of 412,000,000 shares pursuant to the exercise of Options granted to the Reporting Person, 228,666,666 of which are currently vested or will vest within sixty (60) days of this Schedule 13D as noted in (iii) above, with the remaining balance vesting at the rate of 8,333,333 shares a month.

Item 4.	Purpose of Transaction.

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 233,435,956 shares of Common Stock, which represents approximately 30.85% of the Issuer’s Common Stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 233,435,956 shares of Common Stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 3, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 233,435,956 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

DAVID LEE

Dated: March 3, 2021	By:	/s/ David Lee
	Name:	David Lee
	Title:	Chief Executive Officer, Acting Chief Financial Officer and Director of the Issuer

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